UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of 2025 Annual Meeting of Shareholders

On June 17, 2025, Global Ship Lease, Inc. (the “Company”) held its 2025 Annual Meeting of Shareholders (the “Meeting”).  At the Meeting, the following proposals, which are set forth in more detail in the Company’s Notice of Annual Meeting of Shareholders and Proxy Statement furnished to shareholders on or about May 8, 2025, were approved and adopted:

1.
to elect each of George Giouroukos, Ian J. Webber and Michael Chalkias, to serve as Term II Directors until the Company’s 2028 Annual Meeting of Shareholders and until such time as such director’s successor has been duly elected and qualified; and

2.	to ratify the appointment of PricewaterhouseCoopers S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of the Company, dated June 17, 2025, reporting the results of the Meeting.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC. (Registrant)

Date: June 17, 2025
	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer